Clean Vision Corp

2711 N Sepulveda Blvd. #1051

Manhattan Beach, CA 90266-2725

February 10, 2022

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Clean Vision Corp.
Withdrawal of Registration Statement on Form 10-12G
File No.: 000-52489

Ladies and Gentlemen:

Clean Vision Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form 10-12G, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on December 21, 2021.

The Registrant submits this request for withdrawal in order to not go effective with outstanding comments.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at 2711 N Sepulveda Blvd #1051, Manhattan Beach, California 90266-2725, with a copy to Registrant’s counsel, David L. Ficksman, Esq. via email at dficksman@troygould.com. If you have any questions with respect to this matter, please contact Mr. Ficksman at (310) 789-1290.

Clean Vision Corp.

By:	/s/ Dan Bates
Dan Bates Chief Executive Officer